Cira Centre

2929 Arch Street

Philadelphia, PA 19104-2808

+1 215 994 4000 Main

+1 215 994 2222 Fax

www.dechert.com

JAMES A. LEBOVITZ

james.lebovitz@dechert.com

+1 215 994 2510 Direct

+1 215 655 2510 Fax

August 8, 2019

VIA EDGAR

Raymond Be, Esq.

David Manion

Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation II
Registration Statement on Form N-14 (File No. 333-232556)

Dear Messrs. Be and Manion:

On behalf of FS Investment Corporation II (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in telephone conversations on July 24, 2019 and August 1, 2019 regarding the Company’s Registration Statement on Form N-14 (File No. 333-232556) filed with the Commission on July 3, 2019 (the “Registration Statement”) and the prospectus included therein. For your convenience, a summary of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Company’s response. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Registration Statement. All page references are to page numbers in the Registration Statement.

Accounting Comments

Generally

1.        We note that to the extent the Registration Statement is not declared effective before the March 31, 2019 financial statements of the Company, FSIC III, FSIC IV and CCT II go stale, the Registration Statement will need to be updated to include the June 30, 2019 financial statements of each Fund Party.

The Company acknowledges the Staff’s comment and will update the financial statements accordingly to the extent the Registration Statement is not declared effective before the March 31, 2019 financial statements go stale.

Raymond Be David Manion August 8, 2019 Page 2

Summary of the Mergers

2.        We note that the table listing other funds managed by the Advisor refers to “FSK” rather than “FS KKR Capital Corp.” Please supplementally confirm that this reference to “FSK” was intended?

The Company supplementally confirms the reference to “FSK” in the table listing other funds managed by the Advisor was intended. “FSK” is defined to mean “FS KKR Capital Corp.” on page 3 of the Registration Statement.

Comparative Fees and Expenses

3.        Please supplementally confirm that pro forma figures in the fees and expenses table are correct and please supplementally provide supporting information for the pro forma figures assuming all Fund Parties are merged in connection with the assumed debt and interest expense amounts.

The Company supplementally confirms that the pro forma figures in the fees and expenses table are correct and has supplementally provided supporting information for the pro forma figures assuming all Fund Parties are merged in connection with the assumed debt and interest payment amounts.

4.        Please reorder the pro forma examples relating to the various possible merger scenarios to match the order of the pro forma figures included in the fees and expenses table.

The Company acknowledges the Staff’s comment and will reorder the pro forma examples relating to various possible merger scenarios on page 63 to match the order of the pro forma figures included in the fees and expenses table on page 60.

Pro Forma Financial Statements

5.        We note that the pro forma financial statements include various adjustments that are described in the notes thereto. Please update the disclosure to include a footnote that refers readers to the location of the description of these adjustments.

Raymond Be David Manion August 8, 2019 Page 3

The Company acknowledges the Staff’s comment and will add a footnote to the pro forma financial statements on page 90 referring readers to Footnote 3 (Preliminary Pro Forma Adjustments) to the pro forma financial statements for more information about the preliminary pro forma adjustments.

6.        Please supplementally explain the accounting treatment for capitalizing the transaction costs.

The Company supplementally submits that the accounting treatment for capitalizing transaction costs is in accordance with the accounting guidance for asset acquisitions in ASC 805-50-30-1. Per ASC 805-50-30-1, assets are recognized based on their cost to the acquiring entity, which generally includes transaction costs of the asset acquisition.

7.        Please supplementally confirm whether any material portfolio repositioning in connection with the Mergers is expected.

The Company supplementally confirms that the Fund Parties do not anticipate any significant portfolio repositioning in connection with the Mergers.

8.        Please supplementally confirm whether Footnote 2 to the pro forma schedule of investments should be deleted and, if appropriate, please update the disclosure.

The Company supplementally confirms that Footnote 2 to the pro forma schedule of investments should be deleted and will update the disclosure in the Registration Statement accordingly.

9.        Please update the capitalization table to include footnote or other disclosure that describes the share adjustments reflected in the row entitled “Total shares outstanding.”

The Company acknowledges the Staff’s comment and will revise the capitalization table in the Registration Statement accordingly.

Raymond Be David Manion August 8, 2019 Page 4

Disclosure Comments

Generally

10.        Please consider providing more detail regarding the Mergers and the potential Recapitalization Transaction in the relevant stockholders proposals for each of FSIC III, FSIC IV and CCT II or include additional cross-references to the description of the applicable matters elsewhere in the Registration Statement.

The Company acknowledges the Staff’s comment and where appropriate will revise the proposals to include additional cross-references to the description of the applicable matters included elsewhere in the Registration Statement.

11.        Given the number of proposals included in the Registration Statement, consider including more descriptive headers within the sections relating thereto.

The Company acknowledges the Staff’s comment and where appropriate will update the proposals included in the Registration Statement to include more descriptive headers.

Letters to Stockholders

12.        Please clarify in the letters to the stockholders of the Company, FSIC III, FSIC IV and CCT II and throughout the Registration Statement that, if accurate, the potential Recapitalization Transaction would occur following the closing of the Mergers.

The Company supplementally confirms that to the extent the Recapitalization Transaction occurs, it will be consummated following the Mergers. The Company respectfully submits that the current disclosure in the letters to the stockholders is clear with respect to the intended timing of the Recapitalization Transaction by specifying that it will follow the closing of the Mergers. The Company will revise the Q&A “What is the Recapitalization Transaction, and why am I being asked to approve the Recapitalization Transaction” and the “Recapitalization Transaction Advisory Proposal” for each of the Fund Parties to further clarify the anticipated timing of the Recapitalization Transaction.

13.        In the letters to the stockholders of each of the Company, FSIC III, FSIC IV and CCT II, please revise the sentence regarding the conditionality of the Mergers to be in plain English.

The Company acknowledges the Staff’s comment and will update the disclosure in the Registration Statement to be in plain English and will also include a table elsewhere in the Registration Statement to further clarify the applicable cross-conditionality of the Mergers.

Raymond Be David Manion August 8, 2019 Page 5

14.        Please supplementally explain the basis for determining the NAV-for-NAV exchange ratio for the Fund Parties within 48 hours (excluding Sundays and holidays) prior to the closing of the Mergers.

The Company respectfully submits that the basis for determining the NAV-for-NAV exchange ratio for the Fund Parties within 48 hours (excluding Sundays and holidays) prior to the closing of the Mergers is Section 23(b) of the 1940 Act.

15.        Please clarify that if the Company does not elect to pay cash in lieu of fractional shares, the FSIC III Merger Consideration, the FSIC IV Merger Consideration and the CCT II Merger Consideration will include fractional shares.

The Company acknowledges the Staff’s comment and will update the disclosure in the Registration Statement accordingly.

Questions and Answers

16.        Please clarify the answer to the Q&A entitled “What will happen in the Mergers?” to state what will happen if only Merger 2A is approved or only Merger 3A is approved by the applicable stockholders, and make conforming changes elsewhere in the Registration Statement.

The Company acknowledges the Staff’s comment and will update the disclosure in the Registration Statement accordingly.

17.        Please clarify the answer to the Q&A entitled “Are the Exchange Ratios subject to adjustment?” to clarify the period during which the Exchange Ratios are subject to adjustment, and make conforming changes elsewhere in the Registration Statement, as applicable.

The Company acknowledges the Staff’s comment and will revise the disclosure in the Q&A entitled “Are the Exchange Ratios subject to Adjustment” and elsewhere in the Registration Statement to clarify that the Exchange Ratios are subject to adjustment only during the period between the time they are determined, which will be no more than 48 hours (excluding Sundays and holidays) prior to the effective time of the Mergers, and the effective time of the Mergers.

Raymond Be David Manion August 8, 2019 Page 6

Summary of the Mergers

18.        In an appropriate location, please insert a table comparing the Company as the surviving company following the Mergers and each of the Fund Parties, including the Company, prior to the Mergers.

The Company acknowledges the Staff’s comment and will update the disclosure in the Registration Statement accordingly.

19.        Please clarify whether the statement that “the Advisor will seek to tailor the investment focus of each Fund Party as market conditions evolve” refers to both the Fund Parties prior to the Mergers and the Company as the surviving company following the Mergers.

The Company acknowledges the Staff’s comment and will update the disclosure in the Registration Statement to clarify that this disclosure refers to both the Fund Parties prior to the Mergers and the Company as the surviving company following the Mergers.

Risk Factors

20.        Please consider updating the statement that “the Fund Parties’ shares are not expected to be listed on a national securities exchange for the foreseeable future” in light of the potential Listing described in the Registration Statement.

The Company acknowledges the Staff’s comment and will revise the disclosure in the Registration Statement to reflect the anticipated Listing.

21.        Please update the risk factor entitled “The Fund Parties are exposed to risks associated with changes in interest rates” to explain how the expected discontinuation of LIBOR could affect the Fund Parties’ investments, including (i) if the Fund Parties will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fallback provision that addresses how interest rates will be determined if LIBOR stops being published and how that will affect the liquidity of these investments and (ii) how the transition to any successor rate could impact the value of investments that reference LIBOR. To the extent the Fund Parties’ borrowings are affected by LIBOR, please include disclosure of any material risk.

Raymond Be David Manion August 8, 2019 Page 7

The Company acknowledges the Staff’s comment and will revise the disclosure in the Registration Statement accordingly.

Description of the Merger Agreement—Description of the Merger Agreement—Conditions to Closing”

22.        Please revise the disclosure under the heading “—Cross-Conditionality” to be in plain English.

The Company acknowledges the Staff’s comment and will update the disclosure in the Registration Statement to be in plain English.

Certain Material U.S. Federal Income Tax Consequences of the Mergers and the Recapitalization Transaction

23.        Please supplementally confirm whether the Company expects to inherit a material amount of net operating losses from the Acquired Funds in the Mergers and, if material, consider additional disclosure regarding such amounts.

The Company supplementally confirms that it does not expect to inherit a material amount of net operating losses from the Acquired Funds in the Mergers. The Company respectfully directs the Staff to the disclosure on page 152 of the Registration Statement regarding net operating losses to be inherited by the Company in the Mergers.

FSIC II Proposal 2: Recapitalization Transaction Proposal

24.        Please consider including disclosure briefly explaining the purpose of obtaining stockholder approval from the Fund Parties’ stockholders of the potential Recapitalization Transaction.

The Company acknowledges the Staff’s comment and will update the disclosure in the Registration Statement accordingly.

Raymond Be David Manion August 8, 2019 Page 8

25.        Please clarify supplementally how the preferred stock that may be issued by the Company following the Mergers in the Recapitalization Transaction would be disclosed in the Company’s senior securities table in future filings.

The Company supplementally confirms that the new shares of preferred stock that may be issued in the Recapitalization Transaction will be considered “senior securities” of FSIC II subject to the asset coverage limits of Section 61 and Section 18 of the 1940 Act, and will be disclosed as such in the Company’s senior securities table in future filings.

FSIC II Proposal 10: Approval of FSIC II Listing Charter Amendment Proposal

26.        Please revise the disclosure to unbundle FSIC II Proposal 10 into two separate proposals relating to (i) amendments to provisions regarding the suitability of stockholders and (ii) amendments to provisions regarding exculpation and indemnification, or, alternatively, supplementally explain why the current proposal does not need to be unbundled.

The Company acknowledges the Staff’s comment and will separate FSIC II Proposal 10 into two separate proposals, FSIC II Proposal 10 (regarding stockholder suitability) and FSIC II Proposal 15 (regarding exculpation and indemnification).

FSIC II Proposal 12: Approval of the Advisory Agreement Amendment Proposal

26.        Please revise the disclosure under “Fees Paid in the Most Recent Fiscal Year” to clarify why the Company paid investment advisory fees pursuant to two different investment advisory agreements with separate investment advisers during the fiscal year ended December 31, 2018.

The Company acknowledges the Staff’s comment and will update the disclosure in the Registration Statement accordingly.

Raymond Be David Manion August 8, 2019 Page 9

27.        Please briefly describe the anticipated impact of the exclusion of cash and cash equivalents from the base management fee on fees paid to the Advisor.

The Company acknowledges the Staff’s comment and will update the disclosure in the Registration Statement to describe the anticipated impact of the exclusion of cash and cash equivalents from the base management fee on fees paid to the Advisor.

28.        Please briefly describe the impact of the amendment to the subordinated incentive fee on income quarterly hurdle rate on fees paid to the Advisor.

The Company acknowledges the Staff’s comment and will update the disclosure in the Registration Statement to describe the anticipated impact of the amendment to the subordinated incentive fee on income quarterly hurdle rate on fees paid to the Advisor.

29.        Please update the disclosure to provide a brief explanation of the terms of the current FSIC II Investment Advisory Agreement that, by their terms, shall apply only prior to a Listing.

The Company acknowledges the Staff’s comment and will update the disclosure in the Registration Statement accordingly.

Comparison of Stockholder Rights

30.        Please update the Comparison of Stockholder Rights Table to compare the stockholder rights of each of the Fund Parties, including the Company, prior to the Mergers with the stockholder rights of the Company, as the surviving company, following the Mergers.

The Company acknowledges the Staff’s comment and will update the disclosure in the Registration Statement accordingly.

Corporate Capital Trust II Distribution Reinvestment Plan

31.        Please update the description of the CCT II Distribution Reinvestment Plan to clarify whether such distribution reinvestment plan is an opt-in plan or an opt-out plan.

The Company acknowledges the Staff’s comment and will update the disclosure in the Registration Statement to clarify that the CCT II Distribution Reinvestment Plan is an opt-in plan.

Raymond Be David Manion August 8, 2019 Page 10

Exhibits

32.        Please file the proxy cards prepared in accordance with Rule 14a-4 as exhibits to the Registration Statement.

The Company acknowledges the Staff’s comment and will file proxy cards prepared in accordance with Rule 14a-4 as exhibits to the Registration Statement.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at 215-994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

Cc:	Marianne Dobelbower, Esq.

Securities and Exchange Commission

Stephen S. Sypherd

FS Investment Corporation II